

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2020

Patrick Grismer
Executive Vice President and Chief Financial Officer
Starbucks Corporation
2401 Utah Avenue South
Seattle, Washington 98134

Re: Starbucks Corporation
      Form 10-K for the Fiscal Year Ended September 29, 2019
      Filed November 15, 2019
      File No. 000-20322

Dear Mr. Grismer:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services